--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 6

                                       TO
                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
   under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                         BARRETT RESOURCES CORPORATION
                       (Name of Subject Company (issuer))
                            SRM ACQUISITION COMPANY
                               SHELL OIL COMPANY
                      (Names of Filing Persons (offerors))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                                   068480201
                     (CUSIP Number of Class of Securities)

                                Lori M. Muratta
                                 Senior Counsel
                               Shell Oil Company
                                One Shell Plaza
                                 910 Louisiana
                              Houston, Texas 77002
                                 (713) 241-6161
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)
                                    Copy to:
                             Joseph A. Cialone, II
                               Baker Botts L.L.P.
                                One Shell Plaza
                                 910 Louisiana
                           Houston, Texas 77002-4995
                                 (713) 229-1234

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
            ----------------------                         ----------------------
              $1,967,152,550.00                                 $393,430.51

---------------
* For purposes of calculating amount of filing fee only. Based on the offer to purchase 35,766,410 shares of common stock, par value $.01 per share, of Barrett Resources Corporation, including the related preferred stock purchase rights, at a purchase price of $55.00 per share net to the seller in cash, without interest. Such number of shares represents the total of 33,055,586 shares outstanding as of November 8, 2000 (as reported in Barrett Resources Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000), and the 2,710,824 shares issuable on exercise of options to purchase shares outstanding as of December 31, 1999 (as reported in Barrett Resources Corporation's Annual Report on Form 10-K for the year ended December 31, 1999).
** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: $393,430.51              Filing Party: SRM Acquisition Company
                                                                           Shell Oil Company
            Form or Registration No.: Schedule TO            Date Filed: March 12, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
  Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X] third-party tender offer subject to Rule 14d-1.
  [ ] issuer tender offer subject to Rule 13e-4.
  [ ] going-private transaction subject to Rule 13e-3.
  [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 6 to Tender Offer Statement on Schedule TO (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on March 12, 2001 (the "Schedule TO"), as amended by Amendment No. 1 dated March 13, 2001, Amendment No. 2 dated March 15, 2001, Amendment No. 3 dated March 23, 2001, Amendment 4 dated March 28, 2001 and Amendment No. 5 dated April 6, 2001, by SRM Acquisition Company (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Shell Oil Company, a Delaware corporation ("Shell"), and Shell relating to the purchase of (1) all outstanding shares of common stock, par value $.01 per share, of Barrett Resources Corporation (the "Company") and (2) the associated preferred stock purchase rights outstanding under the Rights Agreement dated as of August 5, 1997, as amended, between the Company and BankBoston, N.A., as Rights Agent (the "Rights"), that are not owned by the Purchaser, Shell or Shell's other direct or indirect subsidiaries, at a purchase price of $55.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 12, 2001 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") that are annexed to and filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Purchaser and Shell.



ITEM 4. TERMS OF THE TRANSACTION.



    Item 4 is hereby amended and supplemented by amending and restating the first paragraph of Section 14 entitled "Conditions of the Offer" to read in its entirety as follows:



        "Notwithstanding any other term or provision of the offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the offer at any time, in its sole discretion, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Exchange Act Rule 14e-1(c) (relating to the Purchaser's obligation to pay for or return tendered shares promptly after the termination or withdrawal of the offer), to pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered shares if, in the sole judgment of Purchaser, (i) the Minimum Tender Condition shall not have been satisfied, (ii) the Rights Condition shall not have been satisfied, (iii) the Business Combination Condition shall not have been satisfied, (iv) the Bylaws Condition shall not have been satisfied, or
    (v) any waiting period under the HSR Act applicable to the purchase of shares under the offer shall not have expired or been terminated, in each case prior to the expiration of the offer (including any extensions). Furthermore, notwithstanding any other term or provisions of the offer, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any shares not theretofore accepted for payment or paid for, and may terminate or amend the offer if, at any time on or after March 12, 2001, and before the acceptance of those shares for payment of the payment therefor, any of the following events or facts shall have occurred prior to the expiration of the offer (including any extensions):"



    Item 4 is hereby further amended and supplemented by amending and restating the first and second sentences of the last paragraph of Section 14 entitled "Conditions to the Offer" to read in their entirety as follows:



        "The foregoing conditions are for the sole benefit of the Purchaser and Shell and may be asserted by the Purchaser regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such condition or may be waived by the Purchaser (in its sole discretion) in whole or in part at any time and from time to time in its sole discretion prior to the expiration of the offer (including any extensions). The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that the Purchaser may assert at any time and from time to time prior to the expiration of the offer (including any extensions)."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



    Item 7 is hereby supplemented by inserting the following sentence as the last sentence of the second paragraph of Section 10 entitled "Source and Amount of Funds":



        "The Purchaser has made no alternative financing arrangements."


ITEM 11. ADDITIONAL INFORMATION.


    On March 23, 2001, the Purchaser delivered to the Company a demand under
Section 220 of the Delaware General Corporation Law and the common law of the State of Delaware to inspect certain stock ownership records and documents of the Company, a copy of which is filed as Exhibit (a)(1)(S) hereto and is incorporated herein by reference. On April 4, 2001 the Purchaser received from the Company most of the requested records and documents.



    On March 26, 2001, the Purchaser and Shell delivered to the board of directors of the Company a request to fix the record date for determining the Company's stockholders entitled to consent to Shell and the Company's proposed actions by written consent described in the preliminary consent statement on file with the SEC, a copy of which request is filed as Exhibit (a)(1)(T) hereto and is incorporated herein by reference. On April 9, 2001 the Company issued a press release stating that its board of directors had fixed the record date as April 19, 2001.



    The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 during which the federal government could request additional information with respect to the proposed acquisition of the Company expired as of midnight New York City time on March 27, 2001. Accordingly, the Purchaser and Shell believe this particular condition to the offer has been satisfied.



    As described in the Schedule TO in response to Items 1 and 4, the Purchaser reserves the right, in its sole discretion, to include a subsequent offering period in the offer, although it does not currently intend to do so. Any subsequent offering period, including its duration, would be publicly announced by the Purchaser no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the offer.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

    Item 12 of the Schedule TO is hereby amended and supplemented as follows:


       (a)(1)(A)         -- Offer to Purchase, dated March 12, 2001*
       (a)(1)(B)         -- Letter of Transmittal*
       (a)(1)(C)         -- Notice of Guaranteed Delivery*
       (a)(1)(D)         -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees*
       (a)(1)(E)         -- Letter to Clients for Use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees*
       (a)(1)(F)         -- Guidelines for Certification of Taxpayer Identification
                            Number of Substitute Form W-9*
       (a)(1)(G)         -- Press release issued by Shell Oil Company on March 12,
                            2001*
       (a)(1)(I)         -- Summary Advertisement, published March 12, 2001*
       (a)(1)(J)         -- Preliminary Consent Statement, filed March 12, 2001*
       (a)(1)(K)         -- Complaint filed in the United States District Court for the District of Delaware on March 12, 2001*
       (a)(1)(L)         -- Amended Complaint filed in the Chancery Court, New Castle
                            County, Delaware on March 12, 2001*
       (a)(1)(M)         -- Transcript of Analysts Telephone Call dated March 7,
                            2001*
       (a)(1)(N)         -- Correspondence and Secretary's Certificate Certifying to
                            attached Resolutions of the Board of Directors of Barrett
                            Resources Corporation, dated March 14, 2001*
       (a)(1)(O)         -- Press release issued by Shell Oil Company on March 14,
                            2001*
       (a)(1)(P)         -- Press release issued by Shell Oil Company on March 22,
                            2001*
       (a)(1)(Q)         -- Press release issued by Shell Oil Company on March 28,
                            2001*
       (a)(1)(R)         -- Press release issued by Shell Oil Company on April 6,
                            2001*
       (a)(1)(S)         -- Correspondence to the Company dated March 23, 2001
       (a)(1)(T)         -- Correspondence to the Company dated March 26, 2001
       (b)               -- None
       (c)               -- None
       (d)               -- None
       (e)               -- None
       (f)               -- None
       (g)               -- None
       (h)               -- None


---------------
* Previously filed as exhibits to Schedule TO

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 10, 2001


                                            SRM ACQUISITION COMPANY

                                            By:  /s/ WALTER VAN DE VIJVER
                                              ----------------------------------
                                                     Walter van de Vijver
                                                President and Chief Executive
                                                            Officer

                                            SHELL OIL COMPANY

                                            By: Shell Exploration & Production
                                                Company,
                                                as agent

                                            By:  /s/ WALTER VAN DE VIJVER
                                              ----------------------------------
                                                     Walter van de Vijver
                                                President and Chief Executive
                                                            Officer

                               INDEX OF EXHIBITS


      EXHIBIT NO.                                  DOCUMENT
      -----------                                  --------
       (a)(1)(A)         -- Offer to Purchase, dated March 12, 2001*
       (a)(1)(B)         -- Letter of Transmittal*
       (a)(1)(C)         -- Notice of Guaranteed Delivery*
       (a)(1)(D)         -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees*
       (a)(1)(E)         -- Letter to Clients for Use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees*
       (a)(1)(F)         -- Guidelines for Certification of Taxpayer Identification
                            Number of Substitute Form W-9*
       (a)(1)(G)         -- Press release issued by Shell Oil Company on March 12,
                            2001*
       (a)(1)(I)         -- Summary Advertisement, published March 12, 2001*
       (a)(1)(J)         -- Preliminary Consent Statement, filed March 12, 2001*
       (a)(1)(K)         -- Complaint filed in the United States District Court for the District of Delaware on March 12, 2001*
       (a)(1)(L)         -- Amended Complaint filed in the Chancery Court, New Castle
                            County, Delaware on March 12, 2001*
       (a)(1)(M)         -- Transcript of Analysts Telephone Call dated March 7,
                            2001*
       (a)(1)(N)         -- Correspondence and Secretary's Certificate Certifying to
                            attached Resolutions of the Board of Directors of Barrett
                            Resources Corporation, dated March 14, 2001*
       (a)(1)(O)         -- Press release issued by Shell Oil Company on March 14,
                            2001*
       (a)(1)(P)         -- Press release issued by Shell Oil Company on March 22,
                            2001*
       (a)(1)(Q)         -- Press release issued by Shell Oil Company on March 28,
                            2001*
       (a)(1)(R)         -- Press release issued by Shell Oil Company on April 6,
                            2001*
       (a)(1)(S)         -- Correspondence to the Company dated March 23, 2001
       (a)(1)(T)         -- Correspondence to the Company dated March 26, 2001
       (b)               -- None
       (c)               -- None
       (d)               -- None
       (e)               -- None
       (f)               -- None
       (g)               -- None
       (h)               -- None


---------------
* Previously filed as exhibits to Schedule TO